Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Proxy Statement/Prospectus that is made part of Amendment No. 2 to the Registration Statement (Form S-4 No. 333-205442) of ARRIS International Limited for the registration of its ordinary shares and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements and schedule of ARRIS Group, Inc., and the effectiveness of internal control over financial reporting of ARRIS Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

August 18, 2015